UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Cocrystal Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19188J300

(CUSIP Number)

Kate Inman, Esq.

General Counsel and Secretary

OPKO Health, Inc.

4400 Biscayne Blvd.

Miami, Florida 33137

(305) 575-4100

Phillip Frost, M.D.

Frost Gamma Investments Trust

Steve Rubin

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,659,685 (1)
	9	SOLE DISPOSITIVE POWER 2,659,685 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,659,685 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 2,626,352 shares of Common Stock and (ii) 33,333 shares of Common Stock underlying warrants. See the description of the Stockholders Rights Agreement in Item 4 of this statement.
(2)

Calculated based on (i) 31,620,646 shares of the Common Stock, par value $0.001 (the “Common Stock”), of Cocrystal Pharma, Inc. (the “Issuer”), outstanding as of March 29, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on April 1, 2019 (the “Annual Report”) and (ii) 33,333 shares of Common Stock underlying warrants.

CUSIP No. 19188J300	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,666,931
	9	SOLE DISPOSITIVE POWER 11,666
	10	SHARED DISPOSITIVE POWER 3,655,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 31,620,646 shares of the Common Stock outstanding as of March 29, 2019, as reported in the Annual Report.

CUSIP No. 19188J300	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,666,931
	9	SOLE DISPOSITIVE POWER 11,666
	10	SHARED DISPOSITIVE POWER 3,655,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 31,620,646 shares of the Common Stock outstanding as of March 29, 2019, as reported in the Annual Report.

CUSIP No. 19188J300	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Steven D. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,114 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,114 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 23,448 shares of Common Stock and (ii) 11,666 shares of Common Stock issuable upon exercise of currently exercisable options, with an exercise price of $35.10 and an expiration date of April 13, 2025, received as a result of Mr. Rubin’s service as a director of the Issuer.

(2)

Calculated based on (i) 31,620,646 shares of the Common Stock outstanding as of March 29, 2019, as reported in the Annual Report and (ii) 11,666 shares of Common Stock issuable upon exercise of currently exercisable options.

CUSIP No. 19188J300	SCHEDULE 13D	Page 6 of 11 Pages

EXPLANATORY NOTE

This Schedule 13D (the “Statement”) is filed to amend and restate (i) the Schedule 13D originally filed on December 5, 2014 (the “Original 13D”) filed jointly by OPKO Health, Inc. (“OPKO”), Phillip Frost, M.D., Frost Gamma Investments Trust (“FGIT”) and Steven D. Rubin (together with OPKO, Dr. Frost and FGIT, the “Reporting Persons”) and certain other persons, as amended with respect to Dr. Frost, FGIT, Mr. Rubin and certain other persons by Amendment No. 1 filed on June 19, 2018 and Amendment No 2. filed on March 19, 2019, and (ii) the Schedule 13G filed by OPKO on May 10, 2017 and amended on February 2, 2018 and February 14, 2019. This Schedule 13D is filed solely by the Reporting Persons and does not amend the Original Schedule 13D or any other amendments thereto with respect to any other persons that jointly filed the Original Schedule 13D with the Reporting Persons.

On September 7, 2018, the Securities and Exchange Commission (the “SEC”) filed a civil complaint in the Southern District of New York (the “Complaint”), against a number of individuals and entities, including OPKO and its CEO and Chairman, Dr. Frost.

In December 2018, OPKO, Dr. Frost and FGIT entered into settlements with the SEC, which, upon approval by the court in January 2019, resolved the claims against OPKO, Dr. Frost and FGIT. Pursuant to the settlement between OPKO and the SEC, and without admitting or denying any of the allegations of the Complaint, OPKO agreed to be enjoined from future violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), a claim that requires no showing of scienter, and to pay a civil monetary penalty, which has been paid. OPKO also agreed, within certain stipulated time periods, to: (i) establish a Management Investment Committee (“MIC”) that will make recommendations to an Independent Investment Committee (“IIC”) of OPKO’s board of directors in connection with existing and future strategic minority investments; and (ii) retain an Independent Compliance Consultant (“ICC”) on a time-limited basis to, among other things, advise OPKO on whether filings pursuant to Section 13(d) of the Exchange Act for previous strategic minority investments made at the suggestion of or in tandem with Dr. Frost and his related persons or entities should be made or amended to reflect group membership with Dr. Frost.

Under the terms of the settlement between the SEC, Dr. Frost and FGIT, and without admitting or denying any of the allegations in the Complaint, Dr. Frost agreed to injunctions from violations of Sections 5(a) and (c) and 17(a)(2) of the Securities Act of 1933, claims which may be satisfied by strict liability and negligence, respectively, and Section 13(d) of the Exchange Act, also a strict liability claim; to pay a civil monetary penalty, disgorgement and pre-judgment interest, which have been paid; and to be prohibited, with certain exceptions, from trading in penny stocks.

The ICC has concluded his work, determined that certain prior investments in the Issuer by OPKO and Dr. Frost should have been grouped under Section 13(d) of the Exchange Act, and recommended the filing of this form.

OPKO has now established the MIC and IIC, and following the establishment of these committees, any group between OPKO, Dr. Frost and his affiliated entities with respect to investments in the Issuer has ceased to exist.

CUSIP No. 19188J300	SCHEDULE 13D	Page 7 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Cocrystal Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 19805 N. Creek Parkway Bothell, WA, 98011.

ITEM 2.	IDENTITY AND BACKGROUND

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of OPKO.

(a), (f) This statement is being filed by:

(i)	OPKO, a corporation incorporated under the laws of the State of Delaware;

(ii)	Phillip Frost, M.D.;

(iii)	FGIT, a trust organized under the laws of the State of Florida; and

(iv)	Steven D. Rubin.

The Reporting Persons have entered into a joint filing agreement, dated as of May 9, 2019, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of OPKO is 4400 Biscayne Blvd., Miami, Florida 33137. The address of the principal business and principal office of Dr. Frost, FGIT and Mr. Rubin is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets. Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Mr. Rubin’s principal occupation is serving as Executive Vice President – Administration and Director of OPKO.

(d), (e) The information set forth under the heading “Explanatory Note” above is incorporated herein by reference in its entirety to this Item 2(d) and Item 2(e). Except as disclosed above under the heading “Explanatory Note,” during the last five years, none of the Reporting Persons or any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 19188J300	SCHEDULE 13D	Page 8 of 11 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by OPKO for each of its acquisitions of securities of the Issuer and its predecessors was working capital or the exchange, exercise or conversion of securities of the Issuer or a predecessor of the Issuer previously acquired by OPKO. For information with respect to Dr. Frost and FGIT, please refer to the Schedule 13D filed on December 5, 2014, as amended by Amendment No. 1 filed on June 19, 2018 and Amendment No. 2 filed on March 18, 2019, each of which is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3 and 5 is incorporated by reference in its entirety into this Item 4.

In connection with a transaction and series of related mergers (collectively, the “Merger”) through which Cocrystal Merger Sub, Inc., a Delaware corporation, and RFS Pharma, LLC, a Georgia limited liability company (“RFS Pharma”), became wholly-owned subsidiaries of the Issuer, each of the Reporting Persons entered into a Stockholders Rights Agreement with the Issuer and certain other persons described in the Original 13D (the “Stockholders Rights Agreement”). Under the Stockholders Rights Agreement, each of the Reporting Persons and other parties thereto (other than the Issuer) entered into voting agreements and granted an irrevocable proxy with respect to the voting of Common Stock and any preferred stock of the Issuer in favor of certain individuals selected in accordance with the Stockholders Rights Agreement. Additionally, the Issuer granted the Reporting Persons and other parties to the Stockholders Rights Agreement a right of first refusal on participation in future equity financings by the Issuer until such time as the Issuer has cumulatively raised $70 million in equity financings. Dr. Frost, Mr. Rubin, and Dr. Jane Hsaio, the Vice-Chairman and Chief Technical Officer of OPKO currently serve as directors of the Issuer. This filing shall not be deemed an admission that any of the Reporting Persons constituted a “group” with any other signatories of the Stockholders Rights Agreement for purposes of Section 13(d) of the Exchange Act.

In their capacity as directors of the Issuer, Dr. Frost, Dr. Hsaio and Mr. Rubin may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the board of directors of the Issuer and the Issuer’s management.

Each of the Reporting Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, subject to the Stockholders Rights Agreement, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 19188J300	SCHEDULE 13D	Page 9 of 11 Pages

Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

Reference to and description of the Stockholders Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of Stockholders Rights Agreement, which has been filed as Exhibit 2 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following persons named in Item 2, other than the Reporting Persons, beneficially own securities of the Issuer:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Class
Jane H. Hsiao, Ph.D., MBA	309,396(1)	Sole	Sole	1.0%(2)
Richard A. Lerner, M.D.	108,696	Shared (3)	Shared (3)	0.3%(4)

(1)

Comprised of (i) 114,509 shares of Common Stock owned directly by Dr. Hsiao, (ii) 183,221 shares of Common Stock owned by Hsu Gamma Investment, L.P., of which Dr. Hsiao is the general partner and (iii) 11,666 shares of Common Stock issuable upon exercise of currently exercisable stock options, with an exercise price of $1.17 and an expiration date of April 13, 2025. The stock options were received as a result of Dr. Hsaio’s service as a director of the Issuer.

Dr. Hsiao disclaims beneficial ownership of shares of Common Stock owned by Hsu Gamma Investment, L.P., except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

(2)

Calculated based on (i) 31,620,646 shares of the Common Stock outstanding as of March 29, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on April 1, 2019 (the “Annual Report”) and (ii) 11,666 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(3)	Held through Lerner Family Trust, Richard A & Nicole G Lerner Trustees.
(4)	Calculated based on 31,620,646 shares of Common Stock outstanding as of March 29, 2019, as reported in the Annual Report.

CUSIP No. 19188J300	SCHEDULE 13D	Page 10 of 11 Pages

OPKO’s reported ownership does not include securities beneficially owned by FGIT, Dr. Frost, Mr. Rubin, Dr. Lerner or Dr. Hsaio. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost, Dr. Hsaio, Dr. Lerner and Mr. Rubin.

Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 35% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

(c) There have been no transactions in shares of the Common Stock effected by any Reporting Person or any of the other persons named in Item 2 in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2, 3, 4 and 5 is incorporated by reference in its entirety into this Item 6.

OPKO beneficially owns 1,000,000 Common Stock Purchase Warrants of the Issuer (the “Warrants”), which can be exercised for approximately 33,333 shares of the Issuer’s Common Stock. The Warrants can be exercised at any time on or prior to the close of business on January 16, 2024 at a price of $15.00 a share of Common Stock.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Reference to and description of the Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of form of Common Stock Purchase Warrant, which has been filed as Exhibit 3 and is incorporated herein by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement
Exhibit 2	Stockholder Rights Agreement, dated as of November 25, 2014 (2)
Exhibit 3	Common Stock Purchase Warrant (3)
Exhibit 4	Power of Attorney

(2)	Incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2014.
(3)	Incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2014.

CUSIP No. 19188J300	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2019

OPKO Health, Inc.

By:	/s/ Kate Inman
Kate Inman
General Counsel, Secretary

Phillip Frost, M.D.

By:	*

Frost Gamma Investments Trust

By:	*
Phillip Frost, M.D.
Trustee

By:	/s/ Steven D. Rubin
Attorney-in-Fact

* This Schedule 13D was executed by Steven D. Rubin on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.

Steven D. Rubin

By:	/s/ Steven D. Rubin

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement.

2	Stockholder Rights Agreement, dated as of November 25, 2014 (2)

3	Common Stock Purchase Warrant (3)

4	Power of Attorney.

(2)	Incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2014.
(3)	Incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2014.

SCHEDULE 1

Directors of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship

Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chairman & Chief Executive Officer OPKO Health, Inc.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer OPKO Health, Inc.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration OPKO Health, Inc.	United States

Robert S. Fishel, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Executive Officer & President Florida Electrophysiology Associates	United States

Richard M. Krasno, Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Lead Independent Director of Ladenburg Thalmann Financial Services, Inc.	United States

Richard A. Lerner, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Institute Professor The Scripps Research Institute	United States

John A. Paganelli	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chairman of the Board Pharos Systems International	United States

Richard C. Pfenniger, Jr.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Former Chairman, Chief Executive Officer and President Continucare Corporation	United States

Alice Lin-Tsing Yu, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Professor in Pediatrics at University of California in San Diego	United States

Executive Officers of OPKO

Name	Business Address	Principal Occupation or Employment	Citizenship

Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chief Executive Officer & Chairman of the Board.	United States

Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer.	United States

Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President – Administration.	United States

Adam Logal	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer.	United States